UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

Dated: May 26, 2021

Commission File No.: 000-56191

PARCELPAL TECHNOLOGY INC.
(Name of Registrant)

190 Alexander Street, Suite 305, Vancouver, BC V6A 2S5, Canada
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes    ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes    ☐    No  ☒

EXHIBITS

The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
1.	Notice of Annual General Meeting and Information Circular, filed on both Sedar and Edgar.
2.	Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARCELPAL TECHNOLOGY INC.
Date: May 26, 2021	By:	/s/ RICH WHEELESS
		Name:	Rich Wheeless
		Title:	Chief Executive Officer